UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS
LIMITED

Report for Quarter Ended December 31, 2001

Quarterly Report

Form 51-901F
Schedule A

Issuer Details

Name of Issuer	For quarter Ended	Date of Report
Trade Wind Communications Limited	December 31, 2001	January 28, 2002
Issuer's Address
Level 14, 210 George Street
City / Province / Postal Code	Issuer Fax No.	Contact Telephone No
Sydney, NSW, 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Nick Bird	CEO	+61 2 9250 8888

Company Web Address	Contact Email Address

www.tradewind.com.au	Nbird@tradewind.com.au

Certificate

The six schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
/s/ Nick Bird	N R Bird	January 28, 2001

Director's Signature	Print Full Name	Date Signed
/s/ Kevin Levine	K Levine	January 28, 2001

Trade Wind Communications Limited

Quarterly Report - December 31, 2001

The Company has two divisions:

Voice and Data Systems - recognized as a leading provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.

Flexemessaging - a multi channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and SMS on behalf of its high profile customer base.

SCHEDULE A - Financial Information

Unaudited financial statements follow

Consolidated Balance Sheets for the six months
ended December 31, 2001and 2000 (unaudited)
(Expressed in Australian Dollars)

		31 December 2001	31 December 2000
		$000's	$000's
Assets
Current
Cash		343.7	257.4
Receivables		1,165.6	2,104.0
Inventory		307.6	555.3
		1,816.9	2,916.7

Capital assets		378.6	489.9
Goodwill		587.4	0.0
Other		20.0	23.6
		986.0	513.5

		2,802.9	3,430.2

Liabilities and Shareholders' Equity

Current
Accounts payable		2,291.0	2,475.1
Customer Deposits and Deferred Revenue		26.9	627.1
Current portion of lease obligations		0.0	33.2
		2,317.9	3,135.4
Non Current
Other loans		720.0	906.8
Employee entitlements payable		197.6	204.3
		917.6	1,111.1

Total Liabilities		3,235.5	4,246.5

Shareholders' Equity
Share Capital		1,152.1	1,085.5
Reserves		4,739.5	4,352.8
(Accumulated deficit)		(6,324.2)	(6,254.6)
		(432.6)	(816.3)

Approved by the Board		2,802.9	3,430.2

/s/ Nick Bird	/s/ Kevin Levine
N R BIRD	K B Levine

Consolidated Statements of operations for the six months ended
December 31, 2001 and 2000 (unaudited)
(Expressed in Thousands of Australian Dollars)

	6 Months Ended December 31, 2001
	Voice & Data	Flexemessaging	Head Office		Total
Revenue
Sales	570.5	2,080.2	-		2,650.7
Service	422.0	-	-		422.0
	992.5	2,080.2	-		3,072.7
Cost of Sales	512.3	830.8	-		1,343.1
Gross Profit	480.2	1,249.4	-		1,729.6
Operating Expenses
Selling, general and admin	802.4	1,189.3	908.5		2,900.1
Head Office Reallocations	219.9	189.9	(409.8)		-
Operating (loss)/income	(542.1)	(129.8)	(498.7)		(1,170.6)
Goodwill Amortisation			(94.7)		(94.7)
Interest/other income	-	-	12.5		12.5
Interest expense	(0.6)	(23.7)	(17.6)		(41.6)
Net loss	(542.7)	(153.5)	(598.0)		(1,294.4)
Accumulated deficit, beginning of period					(5,029.8)
Accumulated deficit, end of period					(6,324.2)
Net loss per share (cents)					(6.3)
Weighted average number of shares issued					20,566,450
	6 Months Ended December 31, 2000
Revenue
Sales	4,410.0	2,383.2	-		6,793.2
Service	888.1	-	-		888.1
	5,298.1	2,383.2	-		7,681.3
Cost of Sales	2,242.2	1,062.0	-	1	3,304.2
Gross Profit	3,055.9	1,321.2	-		4,377.1
Other Income	-	60.0	-		60.0
Operating Expenses
Selling, general and admin	1,789.9	1,175.6	1,097.9		4,063.4
Head Office Reallocations	219.9	189.9	(409.8)		-
Operating (loss)/income	1,046.1	15.7	(688.1)		373.7
Interest/other income	-	-	14.0		14.0
Interest expense	(0.7)	(26.2)	(22.8)		(49.7)
Net Profit	1,045.4	(10.5)	(696.9)		338.0
Accumulated deficit, beginning of period					(6,592.6)
Accumulated deficit, end of period					(6,254.6)
Net loss per share (cents)					(2.1)
Weighted average number of shares issued					16,042,951

Consolidated Statements of Changes in Financial Position
for the six months ended December 31, 2001 and 2000 (unaudited)
(Expressed in Australian Dollars)

	31 December 2001	31 December 2000
	$'000	$'000

Cash provided/(used) by:

Operating Activities
Operations
Net profit/(loss) for the period	(1,294.4)	338.0
Items not involving cash:
Amortisation	177.4	123.0
	(1,117.0)	461.0

Increase/(decrease) from changes in:
Accounts receivable	251.6	419.1
Inventory	(58.1)	(57.0)
Accounts payable	(51.7)	(3,571.7)
Employee entitlements payable	11.8	(29.3)
	153.6	(3,238.9)

Investing Activities
Investments in:
- Capital assets	(157.5)	(86.2)
	(157.5)	(86.2)
Financing Activities
Loans raised	62.1	(55.9)
Proceeds from Private Placement	303.8	-
	365.9	(55.9)

Increase (decrease) in Cash	(755.0)	(2,920.0)
Cash at beginning of period	1,098.7	3,177.4
Cash at end of period	343.7	257.4

Notes on the Financial Statements

NOTE 1 SEGMENTED FINANCIAL INFORMATION

The analysis of total assets is as follows:

	31 December ($'000)
	2001	2000

Voice & Data	818.4	1,712.2
Flexemessaging	810.8	1,135.2
Head Office	1,173.7	582.8
	2,802.9	3,430.2

NOTE 2 ACCOUNTS PAYABLE

	31 December ($'000)
	2001	2000

Trade Creditors	2,084.7	2,218.0
Employee entitlements and bonus provision	206.3	257.1
	2,291.0	2,475.1

NOTE 3 SHARE CAPITAL

	Number of Shares	$'000
Balance July 1,2001	18,499,783	1,135.6

Issue of Private Placement Shares	2,066,667	16.5

Balance December 31, 2001	20,566,450	1,152.1

NOTE 4 RESERVES

$'000

Balance July 1, 2001	4,452.2

Proceeds from Private Placement Issue of Shares	287.3

Balance December 31, 2001	4,739.5

NOTE 5 EXCHANGE RATES

As at December 31, 2001 the exchange rate between the Canadian dollar and the Australian dollar was approximately A$1.00 = C$0.798 (December 30, 2000: A$1.00 =C$0.843).

Quarterly Report

Form 51-901F
Schedule B

Issuer Details

Name of Issuer	For quarter Ended	Date of Report
Trade Wind Communications Limited	December 31, 2001	January 28, 2002
Issuer's Address
Level 14, 210 George Street
City / Province / Postal Code	Issuer Fax No.	Contact Telephone No
Sydney, NSW, 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Nick Bird	CEO	+61 2 9250 8888

Company Web Address	Contact Email Address

www.tradewind.com.au	Nbird@tradewind.com.au

Certificate

The six schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
/s/ Nick Bird	N R Bird	January 28, 2001

Director's Signature	Print Full Name	Date Signed
/s/ Kevin Levine	K Levine	January 28, 2001

SCHEDULE B / Supplementary Information

Securities issued during the period
The company issued 2,066,667 shares during the quarter ended December 31, 2001

Authorised Capital at December 31, 2001.

5,000,000,000 Common shares with a par value of US$0.01

Issued Capital at December 31, 2001.

20,566,450 Common shares with a par value of US$0.01

Summary of Options at December 31, 2001.

A total of 2,973,773 incentive stock options were outstanding at December 31, 2001 exercisable at prices of C$0.30. These options expire on the dates that are the earlier of those as set out below and the 30th day following the day on which the optionee ceases to be a director, senior officer or employee of the Company or its related corporations.

No of Options	Date of Issue	Exercise Price	Date of Expiry
867,821	August 12, 1997	C$0.30	August 12, 2002
21,500	May 20, 1998	C$0.30	May 20, 2003
36,000	September 1, 1998	C$0.30	September 1, 2003
146,800	February 22, 2000	C$0.30	February 22, 2005
132,000	April 6, 2000	C$0.30	April 6, 2005
1,769,652	Feb 5, 2001	C$0.30	Feb, 2006

Summary of Warrants at December 31, 2001.

A total of 1,845,697 warrants where issued as part of the private placement where certain investors received one non-transferable share purchase warrant for each share purchased, with each warrant entitling the holder to purchase on additional common share of the Company for a period of two years. The warrants will vest in part every three months after closing in four equal installments with the 1st installment exercisable at CDN$0.20, the 2nd at CDN$0.30, the 3rd at CDN$0.40 and the 4th CDN$0.50.

Shares subject to Vancouver Stock Exchange see share sale restrictions

There were no shares subject to resale restrictions at 31 December 2001

Shares subject to pooling arrangements

Pursuant to a voluntary pooling agreement certain of the shareholders delivered to Pacific Corporate Trust Company a total of 1,650,000 common shares to be held in a pool and to be released on May 12, 2002

Directors

At December 31, 2001 the directors of the Company were Nicholas Bird, Kevin Levine, Peter Hawkins and Frank Favretto. The officers of the company were Nicholas Bird, Chairman and CEO; Kevin Levine, Deputy CEO and CFO; Sion Grand, Company Secretary.

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Consolidated Results of Operations

Consolidated revenues decreased by 68% to $3,072,700 for the six months ended December 31, 2001, as compared to $7,681,300 for the six months ended December 31, 2000. The decrease is mainly attributed a large call centre contract in the comparative period in addition to the general economic slowdown, the exit from the call centre market as well as the sale of the voice dealing turret business to IPC Australia Pty Ltd in March 2001. The essence of the sale was that the company gave up its right to distribute the product and the ongoing sales and support within the financial markets area as well as the assignment of service/maintenance agreements of customers within the financial markets. Recognising the need to replace the decrease in revenue and utilize the skills set and experience the company has built in mission critical communications, management is in the process of rolling out exciting new products and services to the Australian market. As a result of decreased sales volumes, cost of sales decreased to $1,343,400 from $3,304,200 in the prior period. Cost of sales as a percentage of revenue remained stable at 44%, compared to 43% in the corresponding period. Total operating expenses decreased 29% to $2,900,100 from $4,063,400 in the prior period. The net loss for the six months ended December 31, 2001was $1,294,400, compared to the net profit reported for the six months ended December 31, 2000 of $338,000.

A detailed explanation of the results by operating division follows.

Flexemessaging

Revenues. Revenue decreased 13% to $2,080,200 for the six months ended December 31, 2001 from $2,383,200 for the six months ended December 31, 2000. This is a result of the general economic slowdown as well as some customers utilising the email services as opposed to fax services, which generate lower revenues.

Cost of sales. Cost of sales comprises domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $830,800 for the six months ended December 31, 2001 compared to $1,062,000 for the prior period. Cost of sales as a percentage of revenue decreased to 40% for the six months ended December 31, 2001, compared to 45% for the corresponding period as a result of the produce and revenue mix. This is a result of added value services delivering higher margins, as well as lower termination charges negotiated with carriers.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation, and other expenses incurred in running the operation. Total operating expenses for the six months ended December 31, 2001amounted to $1,379,200 resulting in an increase of 1% as compared to $1,365,500 in the corresponding period, mainly as a result of additional expenditure incurred on software development.

Voice and Data Division

Revenues. Revenues consist of sales from systems integration solutions for voice, call center, electronic display, paging, call recording and data applications. Revenues decreased 81% to $992,500 for the six months ended December 31, 2001, from $5,298,100 for the six months ended December 31, 2000. The decrease is mainly attributed to the general economic slowdown, the exit from the call centre market as well as the sale of the voice dealing turret business to IPC Australia Pty Ltd in March 2001. The essence of the sale was that the company gave up its right to distribute the product and the ongoing sales and support within the financial markets area as well as the assignment of service/maintenance agreements of customers within the financial markets. This has therefore impacted on the level of sales achieve this quarter compared to the December 2000 quarter.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the six months ended December 31, 2001 amounted to $512,300 compared to $2,242,200 for the comparative quarter as a result of reduced sales volumes and product mix. Cost of sales as a percentage of revenue increased to 52% for the current fiscal period from 42% for the six months ended December 31, 2000.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the six months ended December 31, 2001 amounted to $1,022,300 a decrease of 49% compared to $2,009,800 in the corresponding period. Depreciation was $26,700 for the six months ended December 31, 2001, compared to $90,000 in the prior period.

Liquidity and Capital Resources - Six Months to December 31, 2001

Receivables at December 31, 2001 were $1.166 million as compared with $2.104 million at December 31, 2000 due to strong debtor collection results and a reduction in sales.

Current liabilities at December 31, 2001 net of customer deposits and deferred revenue were $2.291.0 million down from $2.475 million at December 31, 2000 due to repayment of trade and other creditors and reduction in expenses.

The Company's cash and cash equivalents at December 31, 2001 amounted to $343,700, an increase of $125,500 from the December 31, 2000 balance of $257,400. The increase is attributable to a strong debtor collection result even after a reduction of trade creditors and working capital raising.

Investor relations activities - Six Months to December 31, 2001

During the period under review, representatives of the Company met with stockbrokers and potential equity investors to increase awareness of the Company's operations. As part of its investor relations program, the Company disseminated publicly available information to its contact list.

Events subsequent to December 31, 2001

The Company has arranged a further private placement with certain investors, some of whom are insiders of the Company, as follows:

(a) 1,845,697 units (the "Units") at CDN$0.12 per Unit. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant with each warrant entitling the holder to purchase one additional common share of the Company for a period of two years. The warrants will vest in part every three months after closing in four equal installments with the 1st installment exercisable at CDN$0.20, the 2nd at CDN$0.30, the 3rd at CDN$0.40 and the 4th at CDN$0.50.

(b) 466,053 shares (the "Shares") at a price of CDN$0.12 per Share.

The total proceeds of CDN$277,410 will be applied to the general working capital of the Company.

TradeWind Communications
TWC.V

Media Release - 13 February, 2002

TWC PARTNERS WITH ENTERPRISE CARE TO PROVIDE ELECTRONIC MESSAGING FOR THE NON-PROFIT SECTOR

SYDNEY, AUSTRALIA, Feb 13 2002 - Trade Wind Communications Limited ("TWC") (CDNX:TWC.V) (TRDWF OTC.BB/Pink sheets), is pleased to announce that Flexemessaging, its web based, multi channel, mass messaging and information management division and Enterprise Care Not for Profit Services Pty Limited have entered into a value added partnering agreement, where both parties will work together to create and brand specific electronic messaging applications for the Non-Profit (NP) sector.

"We are very excited about our relationship with Enterprise Care, Australia's largest not for profit management consultancy," said Kevin Levine, Deputy CEO for Trade Wind Communications Limited. "Over many years, Enterprise Care have built up very strong relationships with a large proportion of the NP associations. When you combine these strong relationships, coupled with our rich suite of electronic messaging services, we believe that we have the ideal recipe for achieving significant market penetration. There are in excess of 100,000 NP organizations in Australia, having contact with on average one in four Australians who themselves represent commercial organizations and corporations with their own customer databases and messaging needs. Our relationship with Enterprise Care not only affords us the opportunity to offer our services to the NP organizations, but to work with these organizations to jointly offer our services to their members and constituents, many of whom are large corporations." said Levine.

"Enterprise Care prides itself on having a profound understanding of NP fundamentals with specific insights and problem solving skills. By partnering with Flexemessaging, we can add significant value to our customer base and fulfill our stated mission, which is to guide common interest organizations to grow, develop and deliver. We chose Flexemessaging because they were able to meet our high service standards and deliver very cost effective outsourced electronic messaging services." Said Steven Bowman, Managing Director for Enterprise Care.

For the Board of Directors

/s/ Nick Bird

Nick Bird
CEO
Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company operating that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRDWF".

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites:

http://www.flexmessaging.com.au

http://www.tradewind.com.au

http://www.tradecentre.com.au

About Enterprise Care Not for Profit Services Pty Limited

Enterprise Care Not for Profit Services was formed in direct response to the expanding consultancy requests from the NP sector. Enterprise Care is the largest NP management consultancy exclusively providing specialist services to NP Boards, organizations and management. Our team, comprising some of Australia's most experienced NP specialists possess a high level of expertise in areas of relevance to the conduct of managing NP organisations and problem solving capabilities to assist Boards, Committees of Management and Chief Executive Officers.

For more information please contact Steven Bowman, Melbourne, Australia

(61 3) 9819 9284

Web sites: http://www.enterprisecare.com.au

TradeWind Communications
TWC.V

Media Release - 18th February, 2002

TWC PARTNERS WITH CHURCH RESOURCES TO PROVIDE ELECTRONIC BILLING FOR CATHOLIC SCHOOLS

SYDNEY, AUSTRALIA,- Trade Wind Communications Limited ("TWC") (CDNX:TWC.V) (TRDWF.OTC.BB/Pink sheets), is pleased to announce that Flexemessaging, its web based, multi channel, mass messaging and information management division and Church Resources have entered into a value added partnering agreement, where both parties will work together to enable Catholic schools in Australia to deliver their invoices electronically via Flexemessaging's EMdirectTM application.

"We are very excited about our relationship with Church Resources, who already offer products and services under similar successful programs from many of Australia's leading companies such as Ford and Telstra" said Mark Sexty, National Sales & Marketing Manager for Flexemessaging. "We are particularly excited at the opportunity to showcase that EMdirectTM is equally proficient in servicing the B2C market as it is in the B2B space. Together with Church Resources we will be targeting up to 2000 of the Catholic Schools around the country for the delivery of school fee invoices and statements to parents by fax or email. This will help further strengthen the business case for organizations who have a strong customer mix of B2B and B2C clients." Said Sexty

"One of Church Resources objectives is to facilitate electronic communication for all our Catholic organizations. Flexemessaging's EMdirectTM application fulfills our need to communicate across all electronic communication channels as well as delivering significant cost and efficiency savings, which is our prime motivation. We chose Flexemessaging because they satisfied our mission of enabling us to offer increased levels of service and savings to all Catholic organizations." Said Fr Michael Kelly, CEO of Church Resources.

For the Board of Directors

/s/ Nick Bird

Nick Bird
CEO
Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC.V and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRDWF".

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites:

http://www.flexmessaging.com.au

http://www.tradewind.com.au

http://www.tradecentre.com.au

About Church Resources

Church Resources is a charitable trust that seeks to: 1. combine the buying power of Church institutions and members to achieve savings and improved levels of service, for the purpose of increasing Church resources and effectiveness for core mission activities of a religious, social and pastoral nature. 2. provide a national Church telecommunications infrastructure to facilitate Church participation in and contribution to the era of on-line and digital communication for the purpose of proclaiming the Gospel and building community.

For more information please contact Fr Michael Kelly, Sydney, Australia (61 2) 9439 2622

Web sites: http://churchresources.com.au/

TradeWind Communications
TWC.V
Media Release - 20 February, 2002

TWC to deliver innovative electronic invoicing for Australia Post

SYDNEY, AUSTRALIA - Trade Wind Communications Limited (CDNX:TWC.V and TRDWF OTC.BB/Pink sheets) today announced it has signed a 3 year Australia-wide agreement with EDI Post, an operating division of Australia Post. Trade Wind Communications will supply an automated electronic bill delivery service. The solution is specifically designed to provide EDI Post's customer base with cost efficiencies, and will therefore offer enhanced customer retention and attraction opportunities for EDI Post.

EDI Post specialises in preparing and printing large volume mailings such as invoices, statements, accounts, cheques and direct mail. It is a division of Australia Post, a wholly owned government business enterprise, with annual revenues in excess of A$3.7 billion.

Using TWC's Flexemessaging EMdirectTM application, EDI Post will save its customers sizeable percentages on the cost of delivering and following up essential mail, such as invoices, statements and remittance advices.

Through the EMdirect application, organisations can deliver financial documents immediately through a variety of channels including fax, email and even Short Message Service (SMS) as well as through traditional postal delivery - giving end customers unprecedented choice and flexibility. The instant delivery of invoices not only streamlines the payment process but also improves accounting reconciliation, thereby positively impacting a company's bottom line and alleviating cash flow.

"Our agreement with EDI Post is a watershed achievement for Flexemessaging and our EMdirect application," said Kevin Levine, Deputy Chief Executive Officer for Trade Wind Communications Limited.

"EMdirect is a leader in electronic essential mail delivery, providing our customers with immediate proof-of-delivery through multiple channels and at the same time demonstrating that an increased billing cycle frequency can be achieved."

Allan Robinson, National Manager for EDI Post said the relationship with TWC would allow the company to augment not only its Australian client offering but also the services provided to its global clients.

"One of the attractions of the EMdirect solution was the promise of not having to set up any additional infrastructure as the application was hosted on the web and only required one person to administer," said Robinson.

"As a business, we are constantly looking for competitive advantages that will position us as a communications hub, offering total communication services, saving our customers both time and money.

"We are currently investigating opportunities for full integration of EMdirect with our products and services, with a view to offering these integrated services to our customer base. As we have done with traditional mail, we are in a strong position to dominate the electronic messaging market. In offering the EMdirect service to our customer base we estimate a 50% increase in corporate communication activity over a three to five year period. "

According to Mark Sexty, National Sales and Marketing Manager for Flexemessaging, the deal with EDI Post demonstrates the ongoing commitment of both companies to deliver easy-to-use-invoicing solutions to their respective customer bases.

# # #

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC.V and TRDWF OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC.V" and trades on the NASDAQ OTC.BB/Pink sheets under the symbol "TRDWF".

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites:

http://www.flexmessaging.com.au

http://www.tradewind.com.au

http://www.tradecentre.com.au

About EDI Post

EDI Post is a distributed mail production service provided by Australia Post for business customers. EDIPost specialises in preparing and printing large volume mailings such as invoices, statements, accounts, cheques and direct mail.

For more information please contact Allan Robinson, Melbourne, Australia (61 3) 9204 5177

Web site: http://www.auspost.com.au

About Australia Post

Australia Post is a government business enterprise with annual revenues in excess of A$ 3.7 billion. It is wholly owned by the Commonwealth of Australia, with a charter to operate commercially while meeting its community service obligations.

Web site: http://www.auspost.com

This is the form required under section 139 of the Securities Rules and, if applicable by an order issued under section 76 of the Securities Act.

UPDATED BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

Report of a distribution of a security under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under Section 76 of the Securities Act.

(Please refer to the instructions before completing the information below.)

1. Name, address and telephone number of the issuer of the security distributed.

Trade Wind Communications Limited.
Level 14 Lippo House
210 George Street
Sydney, Australia NSW 2000
612.9250.2222

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

181,217 units, each unit consisting of one common share and one non-transferable share purchase warrant. The warrants will vest in part every three months after closing in four equal installments with the 1st installment exercisable at $0.20 per share, the 2nd installment at $0.30 per share, the 3rd installment at $0.40 per share and the 4th installment at $0.50 per share. The warrants are exercisable for a two year period.

4. Date of the distribution(s) of the security.

February 28, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section 128(h) of the Securities Rules

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Steve Bastable 3012 West 12th Avenue Vancouver, BC V6K 2R5	91,267 units	$0.12	$10,952.04	section 128(h) of the Securities Rules
Paul Woodward 5386 Westhaven Wynd West Vancouver, BC V7W 3E8	89,950 units	$0.12	$10,794.00	section 128(h) of the Securities Rules

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

21,746.04

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Sydney, Australia, this 28th day of February, 2002.

TRADE WIND COMMUNICATIONS LIMITED.
Name of issuer (please print)

/s/ Nick Bird
Signature of authorized signatory

Nick Bird, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1. Trade Wind Communications Limited has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 28, 2002 of 181,217 units of Trade Wind Communications Limited, Trade Wind Communications Limited was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

Dated this 28th day of February, 2002.

TRADE WIND COMMUNICATIONS LIMITED

By: /s/ Nick Bird
Nick Bird
President and Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatoon.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  February 28, 2002

/s/ Nick Bird
Nick Bird, President